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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         -----------------------------

                                    FORM 6-K

                                  PRESS RELEASE

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF August 31st, 2001



                                   PRIMACOM AG
                 (Translation of Registrant's Name into English)


                                 HEGELSTRASSE 61
                                   55122 MAINZ
                               011 49 6131 931000
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               FORM 20-F    X              FORM 40-F
                         ------                      -----


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             YES              NO    X
                                 -----           ------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               PRIMACOM AG



                               By:      /s/  Paul Thomason
                                        -----------------------------------
                               Name:    Paul Thomason
                               Title:   Member of the Management Board
                                        and Chief Financial Officer





                               By:      /s/  Hans Wolfert
                                        -----------------------------------
                               Name:    Hans Wolfert
                               Title:   Member of the Management Board and Chief
                                        Corporate Development Officer




Date: August 15th, 2001

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                                  PRIMACOM AG

                                    FORM 6-K

                                     INDEX

Press Release  -  Filing of Prospectus/Proxy Statement relating to the proposed
                  Business Combination dated August 14th 2001


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                             [PRIMACOM LETTERHEAD]

                       APPROVED BY: Paul Thomason
                                    Chief Financial Officer
                                    Tel.: (49) 6131-9310-101

For Immediate Release

                       CONTACTS:    For PrimaCom:
                                    Alexander Hoffmann (Investors)
                                    Executive Vice President Investor Relations
                                             Tel.: 49 6131 / 9310-150
                                    Fax: 49 6131 / 9310-149
                                    investor@primacom.de

                                    Morgen-Walke Associates
                                    Investors: Eric Boyriven
                                    Media: Scot Hoffman
                                    Tel.: 212 850-5600

                PRIMACOM ANNOUNCES THE FILING OF PROSPECTUS/PROXY
             STATEMENT RELATING TO THE PROPOSED BUSINESS COMBINATION

MAINZ, GERMANY, AUGUST 14, 2001 - PrimaCom AG (Neuer Markt Frankfurt, WKN 625910; Nasdaq: PCAG) announced today the filing with the United States Securities and Exchange Commission of a registration statement on Form F-4, including a prospectus/proxy statement. The prospectus/proxy statement relates to the proposed business combination through which PrimaCom will expand its business operations in Germany and The Netherlands by adding selected cable systems of UPC.

The shareholders meeting at which PrimaCom shareholders will be asked to approve certain resolutions related to the business combination will take place at 10:00 a.m. on August 28, 2001 at the Kurfurstliches Schloss in Mainz, Germany.

The proposed business combination was originally announced in March, 2001.

Investors interested in reviewing this filing may access it via the Internet at http://www.sec.gov or http://www.freeedgar.com. When prompted, search for filings under the company name "PCOM AG", which is the UPC subsidiary formed for the purpose of effecting the proposed business combination.

Additionally, PrimaCom announced that it will report results for the second quarter and six-month period ended June 30, 2001 on August 27, 2001.

PRIMACOM AG (Neuer Markt Frankfurt: "PRC" or ID No. "625910" and Nasdaq "PCAG", www.primacom.de) is the fourth largest private network operator with approximately 1 million customers in Germany. PrimaCom provides customers with multi-media services via its own broadband cable network. PrimaCom currently passes more than 1.9 million households and has approximately 1.3 million customers in Europe. With the introduction of digital television PrimaCom has introduced a range of interactive services that use a set-top box as a platform. The upgraded customers are being served with more than 100 TV and Radio programs, pay-per-view- and Highspeed Internet services. PrimaCom continues to develop as a multi-media communications company.

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they

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are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

We urge all United States PrimaCom shareholders to read the Registration Statement on Form F-4, including the proxy statement/prospectus combined within the Registration Statement, regarding the proposed business combination referred to herein or in connection herewith, as well as the other documents that we have filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. Holders of PrimaCom shares or American depositary receipts may obtain a free copy of the proxy statement/ prospectus and other documents filed by PCOM or us at the Commission's web site at www.sec.gov, or from PrimaCom by directing such request in writing to: PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany, Attention: A. M. Hoffmann, Director Investor Relations or e-mail to: investor@primacom.de. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.




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